Intersections Inc.
3901 Stonecroft Boulevard
Chantilly, Virginia 20151

BY EDGAR

November 5, 2014

Mr. Stephen Krikorian
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Intersections Inc.
Form 10-K for fiscal year ended December 31, 2013
Filed March 17, 2014
Form 10-Q for the quarterly period ended June 30, 2014
Filed August 11, 2014
File No. 000-50580

Ladies and Gentlemen:

Reference is made to your letter dated October 31, 2014, addressed to John Scanlon, in which you reviewed and had certain comments to the above referenced filings made by Intersections Inc. (the "Company") with the Securities and Exchange Commission.

This letter confirms a telephonic discussion of November 5, 2014 between myself and Amanda Kim, Staff Accountant, pursuant to which the Company requested an extension of the response date to the above mentioned letter to November 21, 2014.  The Company is planning to file its Form 10-Q for the quarterly period ended September 30, 2014 during the week of November 10-14, 2014.  We appreciate the staff's accommodation of our request.

If you should have any questions, please contact the undersigned directly at (703) 488-3056.

Very truly yours,

/s/ Tracy Ward

Tracy Ward
Vice President and Principal Accounting Officer